October 30, 2019

Ronald Alper

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Real Goods Solar, Inc.

Preliminary Offering Statement on Form 1-A

Filed September 30, 2019

File No. 024-11087

Dear Mr. Alper:

This letter is submitted by Real Goods Solar, Inc. (the “Company”, “we”, “our”, or “us”) in response to comments received by the Company from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 25, 2019 with respect to the Company's Preliminary Offering Statement on Form 1-A filed on September 30, 2019 with the Commission (the "Form 1-A"). The numbered paragraph and headings below correspond to the numbering and headings set forth in the comment letter. To assist in your review, the Staff's comments are highlighted in bold below and are followed by the Company’s responses.

The Company filed an Amendment No. 1 to the Form 1-A earlier today ("Amendment No. 1"), which contains revisions in response to the Staff's comments, and other edits. In addition to the EDGAR filing, the Company will separately provide you with a courtesy copy of Amendment No. 1 marked to indicate changes from the version of the Form 1-A filed on September 30, 2019.

Recent Developments

Preliminary Third Quarter of 2019 Results and Business Update, page 2

1.	Please tell us the dollar amount of cancellations that were received for each period presented in your preliminary third quarter results table and tell us how you considered the need to include this information in your disclosure. Additionally, given that you are exiting the solar division, tell us what consideration you have given to disclosing your backlog and related cancellations separately for the powerhouse and solar divisions.

Company Response:

Our Solar Division historically consisted of (i) Sunetric (the installation of solar energy systems for both homeowners and business owners (commercial) in Hawaii), (ii) Small Commercial (the installation of solar energy systems for small business owners (commercial) in mainland United States), and (iii) Mainland Residential (the installation of solar energy systems for homeowners in mainland United States). On March 29, 2019 our Board of Directors determined to exit our Mainland Residential business, which was the largest component of our then-Solar Division and retain Sunetric and Small Commercial.

110 16th Street, Suite 300, Denver, CO 80202 | tel. 303-222-8328 | fax 303-222-8323 | RGSEnergy.com

The backlog disclosed in the table for each period is the backlog of our ongoing businesses and excludes the backlog of our exited Mainland Residential business. We have not included the remaining backlog of our Mainland Residential in the table as we do not believe it is relevant going forward. We did experience cancellations in our exited Mainland Residential business during the periods presented. We did not experience any POWERHOUSE™ cancellations during the periods presented.

Cancellations, excluding the exited Mainland Residential business, for the quarter ended September 30, 2019 was $187,000, for the quarter ended June 30, 2019 $163,000, and for the quarter ended September 30, 2018 $277,000. We did not include disclosure of cancellations in the table in the Form 1-A because we believe cancellations were immaterial.

We have for several years included in our Quarterly Reports on Form 10-Q roll-forwards of our backlog. Starting with our Quarterly Report for the period ended June 30, 2019, we disclose separate roll-forwards for our Solar Division and POWERHOUSE™. We have revised the disclosure in the quarterly table to separately state backlog for our Solar Division and POWERHOUSE™ consistent with this approach. We also added disclosure to clarify the presentation of backlog, which, among other things, discloses that backlog is net of cancellations.

Use of Proceeds, page 36

2.	Please disclose the approximate amount of proceeds to be allocated for each purpose. See Item 504 of Regulation S-K. In light of the shift in focus to the POWERHOUSE 3.0 inroof solar shingle business, please describe your use of proceeds with greater specificity. Please disclose any changes in the allocation of proceeds if you raise varying levels of proceeds. In addition, we note the disclosure that you cannot specify all the particular uses of proceeds and retain broad discretion over the use of proceeds. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use are indicated. See Instruction 7 to Item 504.

Company Response: We have revised the disclosure under the heading “Use of Proceeds” in Amendment No. 1 to provide greater specificity about the use of proceeds and any changes in the allocation if the Company raises varying levels of proceeds.

Description of Business, page 40

3.	We note the disclosure in the Form 10-K incorporated by reference to the Form 1-A that as of March 7, 2019 you commenced a process to explore strategic alternatives. Please update to disclose the current status of your exploration of strategic alternatives. In addition, please consider adding disclosure regarding the impact such strategic alternatives could have to your use of proceeds and potential risks to shareholders in this offering.

Company Response: We have added updating disclosure under the heading “Offering Circular Summary – Strategic Alternatives” in Amendment No. 1. Our Annual Report on Form 10K filed on April 15, 2019 included a risk factor about strategic alternatives and such risk factor is incorporated by reference into the Form 1-A.

Exhibits

110 16th Street, Suite 300, Denver, CO 80202 | tel. 303-222-8328 | fax 303-222-8323 | RGSEnergy.com

4.	Please file the Technology Service Agreement and Sales Agreement-Surplus Property with Dow Chemical, as referenced on page 21 of the Form 10-K, which was incorporated by reference.

Company Response: We have included these agreements as Exhibit 6.52 and Exhibit 6.53 to Amendment No. 1.

*****

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. Thank you.

Regards,

/s/ Dennis Lacey
Dennis Lacey
CEO
Real Goods Solar, Inc

110 16th Street, Suite 300, Denver, CO 80202 | tel. 303-222-8328 | fax 303-222-8323 | RGSEnergy.com